August 6, 2024

Perry A. Sook
Chief Executive Officer
NEXSTAR MEDIA GROUP, INC.
545 E. John Carpenter Freeway
Suite 700
Irving, Texas 75062

       Re: NEXSTAR MEDIA GROUP, INC.
           Form 10-K for the fiscal year ended December 31, 2023
           Form 8-K filed February 28, 2024
           Response dated April 12, 2024
           File No. 000-50478
Dear Perry A. Sook:

       We have reviewed your July 15, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Form 8-K filed on February 28, 2024
Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

1. Your response to prior comment 1 states that the non-GAAP adjustment to exclude the amortization of basis difference for your equity method investments does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please clarify this statement as FASB ASC 323-10-35 appears to require an investor to include amortization expense for basis differences between its cost and underlying equity in the net assets of an investee as part of the recognition of its share of earnings or losses. In addition, please further explain your statement that the amortization amount is not reflective of normal course ordinary operations.
Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10
 August 6, 2024
Page 2

2. Your response to prior comment 2 states that changes in working capital are not deducted from Adjusted Free Cash Flow. Please clarify this statement as changes in operating assets and liabilities, net of acquisitions and dispositions appear to be eliminated in your reconciliation of this non-GAAP measure.
3. We note your response to prior comment 3. Please further explain why your Adjusted
       Free Cash Flow measure is adjusted upward by the amount related to the reduced accounts receivable balance in the special purpose entity. In addition, please clarify
       whether the gross    ordinary course    distribution referred to in your
response represents
       cash generated by the business that can be available for use in your ongoing operations.
4.     In response to prior comment 4, you state that you reflect The CW   s
programming
       expense in the period in which The CW generates its revenue rather than the timing of the cash payments related to this programming expense in your calculation of Adjusted Free
       Cash Flow. Please revise to remove this adjustment or explain why it is appropriate to include an accrual-basis amount in a non-GAAP liquidity measure.
5. We note from your response to prior comment 5 that the purpose of the adjustment for changes in income tax payable is to reflect the full cash taxes paid in Adjusted Free Cash
       Flow. Please tell us why Adjusted Free Cash Flow appears to eliminate all other changes in operating assets and liabilities other than changes in income tax payable.
6. Your response to prior comment 6 explains that the adjustment for pension and other postretirement plans credit, net is reflective of the excess of expected return on plan assets over the interest cost on pension benefit obligations which is not a source of liquidity.
       Please tell us why it is necessary to eliminate this non-cash item in a non-GAAP measure reconciled from Net cash provided by operating activities.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology